UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Starbox Group Holdings Ltd. is furnishing this report on Form 6-K to provide its interim financial statements for the six months ended March 31, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: September 21, 2022	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2022 and 2021